(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements
September 30, 2017
(Unaudited – in U.S. Dollars)

Notice of no auditor review

The accompanying condensed interim consolidated financial statements of Quaterra Resources Inc. for the nine months ended September 30, 2017 were prepared by management and have not been reviewed by its independent auditor.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	September 30, 2017	December 31, 2016
Assets		$	$

Current assets:
Cash and cash equivalents		2,604	6,665
Other receivable		2	3
Marketable securities	3	412	132
Prepaid expenses		28	47
		3,046	6,847
Non-current assets:
Mineral properties	4	31,173	27,597
Reclamation bonds		59	70
		31,232	27,667
Total Assets		34,278	34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		505	111
Loan payable	5	564	540
Convertible notes	6	-	540
		1,069	1,191
Non-current liability
Derivative liability-warrants	7	531	938
		531	938
Total Liabilities		1,600	2,129
Shareholders'Equity
Share capital	8	100,729	100,051
Share -based payment reserve		18,729	18,560
Accumulated comprehensive loss		249	(31)
Deficit		(87,029)	(86,195)
		32,678	32,385
Total Liabilities and Shareholders' Equity		34,278	34,514

(See the accompanying notes to the condensed interim consolidated financial statements)

Approved on behalf of the Board of Directors on November 9, 2017:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2017	2016	2017	2016
				$	$
General administrative expenses
Admin and general office expense		68	28	176	240
Consulting		-	8	-	66
Investor relations and communications		23	8	98	53
Personnel costs		127	193	355	451
Professional fees		12	46	64	144
Share -based payments		-	-	169	136
Transfer agent and regulatory fees		20	5	64	40
Travel and promotion		20	11	76	51
		(270)	(299)	(1,002)	(1,181)

Depreciation		-	(4)	-	(10)
Fair value gain (loss) on derivative liability	7	108	(43)	390	688
Foreign exchange gain (loss)		20	(44)	27	(12)
Gain on disposal of assets		-	81	-	536
Loss on settlement of convertible notes	6	-	-	(222)	-
Impairment		-	(34)	-	(1,479)
Interest expense		(14)	(64)	(27)	(75)
Other		-	(20)	-	-
		114	(128)	168	(352)
Net loss for the period		(156)	(427)	(834)	(1,533)
Other comprehensive income
Items that maybe subsequently reclassified to profit and loss
Net change in fair value of marketable securities	3	257	(19)	280	(19)
Comprehensive loss for the period		101	(446)	(554)	(1,552)
Loss per share-basic and diluted		(0.00)	(0.00)	(0.00)	(0.01)
Weighted average number of common shares outstanding		200,969,314	193,479,416	198,959,158	193,479,416

(See the accompanying notes to the condensed interim consolidated financial statements)

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited- In thousands of U.S. Dollars)

		Nine months ended September 30,
		2017		2016
	$		$
Operating activities
Net loss fo rthe period		(834)		(1,533)
Items not involving cash:
Depreciation		-		10
Fair value gain on derivative liability		(390)		(688)
Gain on disposal of assets		-		(536)
Loss on settlement of convertible notes		222		-
Interest expense		24		105
Impairment of mineral property		-		1,479
Share -based payments		169		136
Write -off of current assets		-		25
		(809)		(1,002)
Changes in non-cash working capital
Other receivable		1		3
Prepaid expenses		19		53
Accounts payable and accrued liabilities		(14)		57
Cash used in operating activities		(803)		(889)

Investing activities
Expenditures onmineral properties		(5,589)		(4,374)
Exploration recovery		-		48
Proceeds from option agreement		2,393		3,825
Proceeds from sale of mineral properties		-		2,500
Net proceeds from disposal of assets		-		343
Reclamation bonds		11		18
Short-term investments		-		(2,000)
Cash (used) provided by ininvesting activities		(3,185)		360
Effect of foreign exchange on cash		(73)		(60)
Decrease in cash and cash equivalents		(4,061)		(589)
Cash and cash equivalents, beginning of period		6,665		4,522

Cash and cash equivalents, end of period		2,604		3,933

Supplemental cash flow information
Exploration expenditures included in accounts payable		$452		$72
Interest paid in cash		$53		$-
Shares issued for interest		$80		$-
Non-cash financing activities: shares issued for convertible notes		$540		$-

(See the accompanying notes to the condensed interim consolidated financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

				Share-	Other
				based	comprehensive
		Common Shares		payment	income
		Number of	Amounts	reserve	(loss)	Deficit	Total
	Note	Shares	($)	($)	($)	($)	($)
Balance, December 31, 2015		193,479,416	100,051	18,424	-	(84,330)	34,145
Share -based payments		-	-	136	-	-	136
Other comprehensive loss		-	-	-	(19)	-	(19)
Net loss for the period		-	-	-	-	(1,533)	(1,533)
Balance, September 30, 2016		193,479,416	100,051	18,560	(19)	(85,863)	32,729

Balance, December 31, 2016		193,479,416	100,051	18,560	(31)	(86,195)	32,385
Shares issued to settle convertible notes		7,489,898	678	-	-	-	678
Share-based payments		-	-	169	-	-	169
Other comprehensive income		-	-	-	280	-	280
Net loss for the period		-	-	-	-	(834)	(834)
Balance, September 30, 2017		200,969,314	100,729	18,729	249	(87,029)	32,678

(See the accompanying notes to the condensed interim consolidated financial statements)

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada, under the Business Corporations Act (British Columbia) on May 11, 1993. The Company is a copper exploration company with its copper projects in Nevada and Alaska, United States. The primary office of the Company is located at 1199 West Hastings Street, Suite 1100, Vancouver, British Columbia, Canada, V6E 3T5.

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of those mineral properties. The underlying value of the amounts recorded as mineral properties and the Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities. The carrying value of the Company’s mineral properties does not reflect current or future values.

These condensed interim consolidated financial statements (“Financial Statements”) are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at September 30, 2017, the Company had working capital of $1.98 million. The Company intends to fund its plan of operations from existing working capital and the proceeds of future financing which can be obtained through joint ventures, equity financing, and/or other means. While the Company has been successful in raising funding in the past, there can be no assurance it will be able to do so in the future. The Company has no source of revenue, and has significant cash requirements to maintain its mineral property interest, meet its administrative overhead, and pay its liabilities. The fact that the Company has insufficient cash for the next 12 months may cast substantial doubt on the Company’s ability to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. Such adjustments could be material.

2.	BASIS OF PRESENTATION AND CONSOLIDATION

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) including IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in the preparation of these Financial Statements are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2016, and have been applied consistently to all the periods presented, unless otherwise stated.

These Financial Statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.

These Financial Statements include accounts of the Company and its subsidiaries. All amounts are presented in United States dollars (“$”), which is the functional currency of the Company and each of the Company’s subsidiaries. References to CAD$ are to Canadian dollars. All inter-company balances, transactions, and expenses have been eliminated.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

3.	MARKETABLE SECURITIES

The Company holds 1,182,331 common shares of Grande Portage Resources Ltd. (“Grande Portage”), as a result of the sale of the Company’s 35% interest in the Herbert Gold project on July 29, 2016.

These Grande Portage shares are recorded as marketable securities, classified as available-for-sale, and recorded at fair market value determined by reference to their closing share price at each reporting date. Any fair value gain or loss is recognized in the other comprehensive income (loss) at each reporting date.

During the nine months ended September 30, 2017, a $280,026 gain was recognized in other comprehensive income (loss).

4.	MINERAL PROPERTIES

On April 25, 2017, the Company announced it signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”), an Alaska corporation, giving it an option to acquire a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5.0 million of exploration expenditure over five years, of which $1.0 million (funded) is committed in the first year, and to make a lump sum payment to Chuchuna of $3.0 million by the end of the fifth year.

The Company has a 100% interest in four copper properties, MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”, which are located in the Yerington District, Nevada, and held by its wholly owned subsidiary, Singatse Peak Services LLC (“SPS”).

On June 16, 2014, the Company announced a Membership Interest Option Agreement (the “Option Agreement”), subsequently amended, with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) whereby Freeport Nevada could earn an initial 55% interest in SPS by funding a three-stage exploration work program totaling $40.75 million. On September 11, 2017, Freeport Nevada terminated the Option Agreement and provided a total funding of $14.54 million to SPS since June 2014. These funds were used by SPS for exploration, land maintenance, environmental compliance, and general administration of the Yerington Assets. The Company has decreased the carrying value of the Yerington Assets for the $14.54 million received corresponding to drilling programs and total amounts invested in the properties.

During the nine months ended September 30, 2017, the Company completed its 2017 drilling program totaling $2.0 million of which $1.72 million was funded by Freeport, and received $0.675 million pursuant to the Option Agreement.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Total mineral property maintenance and exploration costs are listed in the table below:

	MacArthur	Yerington	Bear*	Wassuk	Groundhog	Total
Mineral properties	($)	($)	($)	($)	($)	($)
Net balance, December 31, 2016	17,537	9,400	-	660	-	27,597
Additions:
Acquisition & maintenance	151	71	795	252	58	1,327
Assay & labs	42	86	-	-	-	128
Camp & field expenses	-	-	-	-	135	135
Drilling	299	1,390	4	85	184	1,962
Environmental	-	155	51	-	16	222
Geological & mapping	-	438	44	-	102	584
Geophysical & survey	12	216	-	-	113	341
Overhead & advances	54	319	-	12	547	932
Other	-	-	-	-	42	42
Permitting	-	-	-	-	21	21
Transportation	-	-	-	-	275	275
	558	2,675	894	349	1,493	5,969
Option payments received	(223)	(1,495)	(675)	-	-	(2,393)
Net balance, September 30, 2017	17,872	10,580	219	1,009	1,493	31,173

*Expenditures of $3.5 million incurred as of December 31, 2016 had been fully recovered from the Option Agreement funding.

a)	MacArthur Copper, Nevada

The Company earned a 100% interest in the MacArthur property in January 2015.

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

b)	Yerington Copper, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceedings in April 2011 for $0.5 million cash and 250,000 common shares of Quaterra.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase letters from the U.S. Environmental Protection Agency, the Nevada Division of Environmental Protection and the Bureau of Land Management to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

c)	Bear Copper, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, the Company is required to make approximately $6.24 million in cash payments over ten years ($3.62 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Aggregate payments due under the five option agreements by year are as follows:

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

•	$329,258 due in 2013 (paid);
•	$341,258 due in 2014 (paid);
•	$788,258 due in 2015 (paid);
•	$1,363,258 due in 2016 (paid);
•	$895,258 due in 2017 ($795,258 paid);
•	$975,258 due in 2018;
•	$1,012,000 due in 2019;
•	$512,000 due in 2020; and
•	$12,000 each due in 2021 and 2022 respectively.

d)	Wassuk Copper, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Yerington, over ten years and is required to make $1.51 million in cash payments ($0.85 million paid) and incur a work commitment of $300,000 ($137,114 incurred) by August 1, 2018 as below:

•	$390,000 prior payments before August 23, 2013 (paid);
•	$80,000 each on or before August 1, 2014 and 2015 (paid);
•	$100,000 on or before August 1, 2016 (paid);
•	$200,000 each on or before August 1, 2017 (paid) and 2018; and
•	$230,000 each on or before August 1, 2019 and 2020, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit area.

The Loan Payable bears an annual interest of 5%, compound daily, and is due by March 10, 2018, 180 days following the termination notice of the option agreement. The Company can extend repayment by a further 180 days by paying an extension fee of 5% of the outstanding principal and provided the interest accrued does not exceed $100,000 ($63,744 accrued to September 30, 2017).

6.	CONVERTIBLE NOTES

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit comprised of one non-transferable convertible redeemable promissory note (“Notes”) and 11,442 non-transferable warrants. The Notes bear simple interest at a rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

On February 25, 2017, the Company’s shares had achieved a minimum closing price of CAD$0.12 for a 10-consecutive trading day period on the TSXV, and the principal of the Notes was automatically converted into 6,609,000 shares at a rate of CAD$0.10 per share. Of the interest due, $79,977 was paid by issuing 880,898 shares, and the remaining interest of $53,315 was paid in cash.

The convertible notes and related interest were settled by issuing 7,489,898 shares and making a cash payment of $53,315 on March 16, 2017. As a result, a $0.22 million loss on the settlement of the convertible notes was recorded in the statement of loss and comprehensive loss.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

7.	DERIVATIVE LIABILITY

In connection with the convertible note issue on July 2, 2014, and an Asset Purchase Agreement with Freeport-McMoRan Mineral Properties Inc. (“FMMP”) on October 3, 2014, the Company issued 5,721,000 and 19,000,000 share purchase warrants to the holders of the Notes and FMMP, respectively.

These warrants are derivative liabilities as they are either currently or were at the time of issue exercisable in a different currency from the Company’s functional currency. They are carried at fair value and revalued at each reporting date.

As of September 30, 2017, the derivative warrants were recorded at $531,161 using the following: weighted average assumptions: volatility of 118%, expected term of 1.85 years, discount rate of 0.62% and dividend yield of 0%.

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value. On March 16, 2017, the Company settled the convertible debt including principal and a portion of the interest accrued by issuing a total of 7,489,898 common shares (Note 6).

9.	SHARE-BASED PAYMENTS

	a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options as of September 30, 2017:

		Weighted Average
	Number of Options	Exercise Price (CAD$)
Outstanding, beginning of period	15,710,000	0.16
Granted	2,900,000	0.095
Expired	(2,500,000)	(0.46)
Forfeiture	(60,000)	(0.10)
Outstanding, end of period	16,050,000	0.11
Exercisable, end of period	15,850,000	0.11

The following table summarizes stock options outstanding by expiry dates with the exercise price in Canadian dollars:

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

Exercise Price		Number of Options Outstanding
(CAD$)	Expiry Date	September 30, 2017	December 31, 2016
0.50	March 27, 2017	-	100,000
0.45	June 28, 2017	-	2,400,000
0.16	September 19, 2018	3,760,000	3,760,000
0.10	June 25, 2019	2,815,000	2,815,000
0.05	December 31, 2019	1,000,000	1,000,000
0.05	March 26, 2020	200,000	200,000
0.13	July 16, 2020	2,380,000	2,410,000
0.065	April 14, 2021	2,995,000	3,025,000
0.095	June 23, 2022	2,900,000	-
		16,050,000	15,710,000

The Company applies the fair value method of accounting for stock options. Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

The Company used the following assumptions in the Black-Scholes option pricing model: volatility 85% (141% 2016), risk-free rate 0.6% (0.6% 2016), 5-year life and 0% forfeiture rate as well as 0% expected dividend yield.

Share-based payment expenses were allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Consultants	-	-	55	31
Directors and officers	-	-	88	85
Employees	-	-	26	20
	-	-	169	136

b)	Share purchase warrants

The following table summarizes information about warrants outstanding as of September 30, 2017:

Expiry date		Exercise price	Number of Warrants
January 2, 2018	CAD	0.16	5,721,000
September 13, 2018		$0.15	29,810,000
October 3, 2019		$0.16	19,000,000
			54,531,000

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

10.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Salaries	110	107	322	264
Directors' fees	9	9	27	27
Share -based payments	-	-	114	85
	119	116	463	376

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the nine months ended September 30, 2017, the Company paid $89,532 (CAD$117,000) to Manex for its Vancouver office space and general office services.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of September 30, 2017, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS AND CONTINGENCIES

To acquire certain mineral property interests in Nevada and Alaska (Note 4), the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

13.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the period ended September 30, 2017. The Company is not subject to any externally imposed capital requirements.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

14.	FINANCIAL RISK MANAGEMENT

The Company examines the various financial instrument risk to which it is exposed and assesses the impact and likelihood of those risks.

	a)	Foreign currency risk

Foreign currency risk is the risk that fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company operates in Canada and the United States and is therefore exposed to foreign currency risk arising from transactions denominated in Canadian dollars. Certain amounts of the Company’s accounts payable and accrued liabilities are denominated in Canadian dollars. The Company monitors its net exposure to foreign currency fluctuations and adjusts its cash held in Canadian dollars accordingly.

	b)	Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of September 30, 2017. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

	c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

	d)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash and cash equivalents which are held in large Canadian financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company believes this credit risk is insignificant.